SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of MARCH, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.      Description
No. 1:           Director Shareholding announcement released on 21th March 2003
No. 2:           Director Shareholding announcement released on 27th March 2003

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Exhibit No.1

                              THE RANK GROUP Plc

                              DIRECTORS' DEALING

The Rank Group Plc ("the Company") announces that on 20 March 2003 it granted restricted awards over its Ordinary shares, pursuant to the Company's long term incentive plan approved by shareholders at the annual general meeting in April 2000, to the following directors:

Director                No. of Ordinary shares

Mike Smith              179,245
Ian Dyson               100,628

The directors are not required to make any payment for the shares, which will be released subject to the achievement of performance conditions, including a total shareholder return target, over a three year period.

                                        -ends-

Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

Exhibit No.2

                               THE RANK GROUP Plc
                               DIRECTORS' DEALING


The Rank Group Plc ("the Company") announces that on 27 March 2003 it granted options over its Ordinary shares, pursuant to the Company's 2002 Executive Share Option Scheme approved by shareholders at the annual general meeting on 25 April 2002, to the following directors:

Director                  No. of Ordinary shares over which options were granted

Mike Smith                178,184
Ian Dyson                 100,033


The options, which have an exercise price of 239.92 pence per share, are subject to the achievement of performance conditions, as specified in the rules of the Scheme.


Enquiries:

The Rank Group Plc
Charles Cormick - Company Secretary
020 7706 1111

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  31 March 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary